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GE COMMISSION
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NF 12-3-02 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40036

FV 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRENTICE SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NOV 27 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL TIERNEY 212-785-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL TIERNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRENTICE SECURITIES, INCORPORATED, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of ~~Income (Loss)~~ Operations.
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(oIndependent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRENTICE SECURITIES, INCORPORATED

**REPORT ON STATEMENT
OF FINANCIAL CONDITION**

AS OF SEPTEMBER 30, 2002

PRENTICE SECURITIES, INCORPORATED

INDEX

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Prentice Securities, Incorporated:

We have audited the accompanying statement of financial condition of Prentice Securities, Incorporated (the "Company") as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prentice Securities, Incorporated as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Notes 4 and 7 to the financial statement, the Company has suffered recurring losses from operations and has a net capital deficiency at September 30, 2002. In addition, there is uncertainty involving several outstanding claims and arbitration proceedings which are pending against the Company. (See Note 6). These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 4. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prentice Securities, Incorporated as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

October 31, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PRENTICE SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$	122,070
Receivable from clearing organization, including clearing deposit of $50,000		98,579
Tax refund receivable		261,989
Furniture and equipment, net of accumulated depreciation of $47,817		30,022
Prepaid expenses and other assets		83,164
TOTAL ASSETS	$	595,824

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	269,554
Commissions payable		11,509
TOTAL LIABILITIES		281,063
Commitments and contingencies		
Shareholders' equity:		
Common stock, no par value, 1,000 shrs. authorized, 218.1 issued and outstanding		8,086
Additional paid-in capital		70,739
Retained earnings		235,936
TOTAL SHAREHOLDERS' EQUITY		314,761
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	595,824

The accompanying notes are an integral
part of this financial statement.

PRENTICE SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Prentice Securities, Incorporated (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. The Company clears customer transactions through a New York Stock Exchange member firm on a fully disclosed basis. (See also Note 3). The Company has branch offices located in Lexington, Kentucky, Mesa, Arizona, Hallandale, Florida, and Point Pleasant, New Jersey.

All transactions for the Company's customers are cleared through a carrying broker-dealrer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of September 30, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associates with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records customer securities transactions including the related commission revenues and expenses on the settlement date basis. These revenues and expenses would not be materially different if reported on a trade date basis.

(b) Marketable securities and money market funds are stated at quoted market values.

(c) Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

(d) The Company maintains cash in a bank account which, at times, may exceed federally insured limits. Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

NOTE 2 - CONTINUED

(e) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of September 30, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents primarily the net of commissions receivable for customer transactions generated in September 2002 and received in October 2002. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company incurred a net operating loss before tax benefit of $981,018 for the year ended September 30, 2002, and negative cash flow from operations in excess of $875,000. In addition, the Company showed a net capital deficiency of $161,526 as of the same date. These factors and pending litigation (as discussed in Note 6), may indicate that the Company will be unable to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management continues to evaluate its cost structure, including closure of offices that are not profitable, while increasing its efforts at profitable ones, and plans to sell assets where appropriate. In addition, capital will continue to be raised, as necessary, through shareholder contributions.

NOTE 5 - INCOME TAXES

As of September 30, 2002, the Company had net operating losses for Federal tax purposes of approximately $955,000. The Company has elected to carry back these losses to prior years to the extent possible in accordance with current tax law. The resulting estimated refund of approximately $262,000 has been included in the financial statements at September 30, 2002.

NOTE 5 - CONTINUED

In addition, at September 30, 2002, the Company had a net operating loss carry forward of approximately $152,000 which will expire in the year 2022. These losses may be used to offset future taxable income. At September 30, 2002, the Company had recorded a deferred tax asset of $42,530 resulting primarily from net operating loss carry forward. A valuation allowance of $42,530 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into an office lease agreement expiring September 30, 2004. The approximate minimum annual lease payments for office space at September 30, 2002 were:

Year ended September 30	Minimum lease payments
2003	$ 75,564
2004	75,564
Total	$151,128

The Company is named in several legal claims brought by customers relating to securities transactions incidental to its brokerage business primarily in one office location which has since closed. These claims, in the aggregate, approximate $1.7 million, plus unspecified punitive damages. The ultimate outcome of these matters cannot presently be determined, and their resolution could be material. The allegations are being vigorously defended by management.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2002, the Company had a net capital deficiency of $161,526 resulting from arbitration awards settled in October 2002. Subsequent to September 30, 2002, and immediately upon identification of the net capital deficiency in October, the Company

PRENTICE SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2002

NOTE 7 - CONTINUED

raised capital totaling approximately $250,000 through additional shareholder contributions, which provided sufficient net capital to meet minimum requirement of $100,000.

Since all customer transactions are cleared through another broker-dealer on a fully-disclosed basis, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.